Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

TALON 1 ACQUISITION CORP.

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing definition of “Completion Window” in its entirety and the insertion of the following language in its place:

“ “Completion Window” means the period commencing on, and including the closing date of the Offering, and ending on the date that is 15 months after such closing date of the Offering (the “Termination Date”), provided however that if the Board of Directors anticipates that the Company may not be able to consummate a Business Combination by the Termination Date, the Sponsor may extend the Termination Date up to 9 times for an additional one (1) month each time (up to November 8, 2023) by depositing into the Trust Fund, for each one-month extension, the lesser of (a) $330,000 and (b) $0.06 for each Offering Share then outstanding after giving effect to redemptions (each a “Paid Extension Period”).”

FURTHER RESOLVED, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by inserting the following at the end of Article 23:

“In order for the Company to utilize a Paid Extension Period, the Sponsor or its affiliates or designees (the “Lender”), upon five days’ advance notice prior to the then applicable Business Combination deadline (which notice period may be waived by the Company), must deposit into the Trust Fund an amount per Paid Extension Period equal to the lesser of (i) $330,000 and (ii) $0.06 per then outstanding Offering Share, on or prior to the date of the then applicable Business Combination deadline in exchange for a non-interest bearing loan that shall be payable upon the consummation of a Business Combination. The gross proceeds from the loan shall be held in the Trust Fund and used to fund the redemption of the Offering Shares in accordance with this Article 23. If the Company completes its initial Business Combination, it will, at the option of the Lender, repay the amounts loaned out of the proceeds of the Trust Fund released to the Company or convert a portion of or all of such total loan amount into warrants at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants previously issued to the Sponsor in connection with the IPO.”